UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Quaker Chemical Corporation
(Name of Issuer) Common Stock, par value $1.00
(Title of Class of Securities) 747316107

(CUSIP Number)

Gulf Hungary Holding Korlátolt Felelősségű Társaság

and

QH Hungary Holdings Limited

BAH Center

2 Furj Street

1124 Budapest, Hungary

Attention: Judit Rozsa

Telephone: +36-20/940-2900

with a copy to:

Reb D. Wheeler, Esq.

Mayer Brown LLP

1221 Avenue of the Americas

New York, New York 10020

(212) 506-2414

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications) May 26, 2020
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [_]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No. 747316107
1.	Name of Reporting Person Gulf Hungary Holding Korlátolt Felelősségű Társaság
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only:
4.	Source of Funds (See Instructions): OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Hungary
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power: 369,498(1)
8. Shared Voting Power: 3,904,453(2)
9. Sole Dispositive Power: 369,498(1)
10. Shared Dispositive Power: 3,904,453(2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,273,951(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐ (See Instructions)
13.	Percent of Class Represented by Amount in Row (11): 24.1%(3)
14.	Type of Reporting Person (See Instructions): OO

_______________________________________________________________________________________

(1)        Consists of 369,498 shares of Common Stock of the Issuer (“Shares”) beneficially owned by Gulf Hungary Holding Korlátolt Felelősségű Társaság (a “Reporting Person” or “Gulf Hungary”), all of which are held in the name of Citibank N.A. pursuant to an Escrow Agreement (as defined in the Original Schedule 13D, as defined below) in order to secure the Reporting Person’s indemnification obligations under the Share Purchase Agreement (as defined in the Original Schedule 13D).

(2)        Consists of 3,904,453 Shares beneficially owned by Gulf Hungary’s wholly-owned subsidiary QH Hungary Holdings Limited (also a “Reporting Person” or “QH Hungary”), of which:

•	3,204,453 Shares are pledged to and registered in the name of Citigroup Global Markets Inc., as custodian for the benefit of QH Hungary (in such capacity, the “Margin Loan Custodian”) pursuant to a Pledge and Security Agreement (as defined in the Original Schedule 13D) to secure QH Hungary's obligations under a Margin Loan (as defined in the Original Schedule 13D);

•	525,000 Shares are pledged to Citibank N.A. (“Citibank”) and held at Citigroup Global Markets Inc. (the “Citi PVF Custodian”) pursuant to the Pledge and Security Agreement, dated as of May 19, 2020, between QH Hungary and Citibank, as secured party (the “Citi PVF Security Agreement”) to secure QH Hungary's obligations under a Master Terms and Conditions for Prepaid Variable Share Forward Transactions, dated May 19, 2020 (the “Citi Master Confirmation”), between QH Hungary and Citibank, as amended and supplemented from time to time by supplemental confirmations thereto. On May 19, 2020, QH Hungary and Citibank entered into a Supplemental Confirmation to the Master Confirmation, dated May 19, 2020 (the “First Citi Supplemental Confirmation”), pursuant to which QH Hungary and Citibank entered into a prepaid variable share forward transaction (the "First Citi PVF Transaction"). Under the First Citi PVF Transaction, Citibank made an upfront cash prepayment to QH Hungary of $44,957,909 and QH Hungary has the option to settle its obligations under First Citi PVF Transaction at the end of the contract by either delivering up to 350,000 Shares as described in more detail in Item 6 below or the cash equivalent thereof. On May 26, 2020, QH Hungary and Citibank entered into a Supplemental Confirmation No. 2 to the Master Confirmation, dated May 26, 2020 (the “Second Citi Supplemental Confirmation”), pursuant to which QH Hungary and Citibank entered into a second prepaid variable share forward transaction (the "Second Citi PVF Transaction"). Under the Second Citi PVF Transaction, Citibank made an upfront cash prepayment to QH Hungary of $23,825,731.45 and QH Hungary has the option to settle its obligations under the Second Citi PVF Transaction at the end of the contract by either delivering up to 175,000 Shares as described in more detail in Item 6 below or the cash equivalent thereof; and

•	175,000 Shares are pledged to Royal Bank of Canada (“RBC”) and held at RBC Capital Markets LLC (the “RBC PVF Custodian”) pursuant to the Pledge and Security Agreement, dated as of May 26, 2020, between QH Hungary and RBC, as secured party (the “RBC PVF Security Agreement”) to secure QH Hungary's obligations under a Master Terms and Conditions for Prepaid Variable Share Forward Transactions, dated May 26, 2020 (the “RBC Master Confirmation”), between QH Hungary and RBC, as amended and supplemented from time to time by supplemental confirmations thereto. On May 26, 2020, QH Hungary and RBC entered into a Supplemental Confirmation to the Master Confirmation, dated May 26, 2020 (the “RBC Supplemental Confirmation”), pursuant to which QH Hungary and RBC entered into a prepaid variable share forward transaction (the “RBC PVF Transaction”). Under the RBC PVF Transaction, RBC made an upfront cash prepayment to QH Hungary of $23,825,731.45 and QH Hungary has the option to settle its obligations under the RBC PVF Transaction at the end of the contract by either delivering up to 175,000 Shares as described in more detail in Item 6 below or the cash equivalent thereof.

(3)        Based upon 17,758,645 shares of Common Stock outstanding as of April 30, 2020, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2020, as filed with the Securities and Exchange Commission on May 11, 2020.

CUSIP No. 747316107
1.	Name of Reporting Person QH Hungary Holdings Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only:
4.	Source of Funds (See Instructions): OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Hungary
Number of Shares Beneficially by Owned by Each Reporting Person With	7. Sole Voting Power: 0
8. Shared Voting Power: 3,904,453(1)
9. Sole Dispositive Power: 0
10. Shared Dispositive Power: 3,904,453(1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,904,453(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐ (See Instructions)
13.	Percent of Class Represented by Amount in Row (11): 22.0%(2)
14.	Type of Reporting Person (See Instructions): OO

_______________________________________________________________________________________

(1)        Consists of 3,904,453 Shares beneficially owned by QH Hungary, of which:

•	3,204,453 Shares are pledged to and registered in the name of the Margin Loan Custodian pursuant to a Pledge and Security Agreement to secure QH Hungary's obligations under a Margin Loan;

•	525,000 Shares are pledged to Citibank and held at the Citi PVF Custodian pursuant to the Citi PVF Security Agreement to secure QH Hungary's obligations under the Citi Master Confirmation, as amended and supplemented from time to time by supplemental confirmations thereto, including the First Citi Supplemental Confirmation and the Second Citi Supplemental Confirmation, as described above and in Item 6 below.

•	175,000 Shares are pledged to RBC and held at the RBC PVF Custodian pursuant to the RBC PVF Security Agreement to secure QH Hungary's obligations under the RBC Master Confirmation, as amended and supplemented from time to time by supplemental confirmations thereto, including RBC Supplemental Confirmation as described above and in Item 6 below.

(2)        Based upon 17,758,645 shares of Common Stock outstanding as of April 30, 2020, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2020, as filed with the Securities and Exchange Commission on May 11, 2020.

SCHEDULE 13D/A

Introductory Note

This Amendment No. 3 to Schedule 13D (this “Amendment No. 3”) amends and supplements the statement on Schedule 13D filed on August 9, 2019, as amended by Amendment No. 1 filed on April 9, 2020 and Amendment No. 2 filed on May 21, 2020 (together, the “Original Schedule 13D”) with the Securities and Exchange Commission (the “SEC”).

This Amendment No. 3 is being filed in relation to (i) the entry into the Second Citi Supplemental Confirmation by QH Hungary and Citibank, pursuant to which QH Hungary and Citibank entered into the Second Citi PVF Transaction, and the pledge of additional 25,000 Shares (525,000 Shares, in the aggregate) by QH Hungary to secure its obligations under the Citi Master Confirmation, as supplemented by the First Citi Supplemental Confirmation and the Second Citi Supplemental Confirmation, and (ii) the entry into the RBC Master Confirmation and the RBC Supplemental Confirmation, pursuant to which QH Hungary and RBC entered into the RBC PVF Transaction, and the pledge of 175,000 Shares by QH Hungary to secure its obligations under the RBC Master Confirmation, as supplemented by the RBC Supplemental Confirmation.

Under the Second Citi PVF Transaction and the RBC PVF Transaction, Citibank and RBC, respectively, made an upfront cash prepayment to QH Hungary of $23,825,731.45. Pursuant to each transaction, QH Hungary has the option to settle its obligations at the end of the applicable contract by either delivering up to 175,000 Shares to Citibank or RBC, as applicable, as described in more details in Item 6 below or the cash equivalent thereof.

This Amendment No. 3 is filed jointly by the Reporting Persons. All disclosure for items contained in the Original Schedule 13D is incorporated herein by reference, subject to the amended and additional information provided for such item in this Amendment No. 3. Capitalized terms used and not defined herein shall have the meanings given to such terms in the Original Schedule 13D.

Certain defined terms and references in the Original Schedule 13D are hereby amended as below:

1. References to “PVF Custodian” are hereby deleted and replaced with “Citi PVF Custodian.”

2. References to “PVF Security Agreement” are hereby deleted and replaced with “Citi PVF Security Agreement.”

3. References to “Master Confirmation” are hereby deleted and replaced with “Citi Master Confirmation.”

4. References to “Supplemental Confirmation” are hereby deleted and replaced with “First Citi Supplemental Confirmation.”

5. References to “PVF Transaction” are hereby deleted and replaced with “First Citi PVF Transaction.”

Item 4. Purpose of Transaction

Item 4 of the Original Schedule 13D is hereby amended to add the following:

This Amendment No. 3 relates to the entry into the Second Citi Supplemental Confirmation, the RBC Master Confirmation and the RBC Supplemental Confirmation by QH Hungary. These transactions were designed for QH Hungary to raise financing, and provide Gulf Hungary with current liquidity, subject to the applicable transaction documents while maintaining an opportunity to share in the Issuer’s future growth. These transactions are described in further detail in Item 6 of this Amendment No. 3.

Item 5. Interest in Securities of the Issuer

Item 5 of the Original Schedule 13D is hereby amended and restated as follows:

(a) – (b) The information contained on the cover pages to this Amendment No.3 is incorporated herein by reference. The Shares reported on this Amendment No.3 are held by the Reporting Persons. QH Hungary is a wholly-owned subsidiary of Gulf Hungary, which is owned by Gulf Houghton, which is a subsidiary of Gulf Oil International. Gulf Oil International is owned by Amas Holding SPF (“Amas Holding”), a private wealth holding company, which in turn is beneficially owned by multiple members of the Hinduja family, with no single individual having a beneficial interest in Amas Holding of 5% or more. Based upon 17,758,645 shares of Common Stock outstanding as of April 30, 2020, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2020, as filed with the SEC on May 11, 2020, the Shares owned by the Reporting Persons constitutes approximately 24.1% of the issued and outstanding Common Stock of the Issuer.

2

Except for the Shares owned by the Reporting Persons, none of the Reporting Persons or, to the knowledge of the Reporting Persons, any of the other persons listed in Item 2(a)-(c) hereto beneficially owns any other securities of the Issuer.

(c) Except as described in Item 3, Item 4 and Item 6, neither the Reporting Persons nor, to the knowledge of the Reporting Persons, any person listed in Item 2(a)-(c), have effected any transactions in the Common Stock during the past 60 days.

(d) Except as described in Item 3, Item 4 and Item 6, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities covered by this Amendment No.3.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Original Schedule 13D is hereby amended to add the following:

The information contained in Item 3 and 4 of the Original Schedule 13D, as amended by this Amendment No. 3, is hereby incorporated by reference herein.

On May 26, 2020, QH Hungary entered into (i) the Second Citi Supplemental Confirmation with Citibank, pursuant to which QH Hungary and Citibank entered into the Second Citi PVF Transaction, and (ii) the RBC Master Confirmation and the RBC Supplemental Confirmation with RBC, pursuant to which QH Hungary and RBC entered into the RBC PVF Transaction.

The Second Citi PVF Transaction and the RBC PVF transaction are each divided into 16 components (each a “Component”). For each Component, QH Hungary is obligated to deliver to the applicable bank, on the settlement date (the “Settlement Date”) determined based on the specified scheduled valuation date within the period from May 20, 2022 to June 13, 2022, either, at QH Hungary's option, (i) up to 10,938 Shares (or 10,937 Shares for the last eight Settlement Dates) (such Share number, “Subject Number”) based on the average market price of the Shares determined as described below or (ii) an amount of cash equivalent to the value of such Shares. In exchange for assuming the obligation under the Second Citi PVF Transaction and the RBC PVF Transaction, QH Hungary received an upfront cash prepayment of $23,825,731.45 from Citibank and RBC, respectively. The number of Shares (or the cash equivalent) to be delivered to the applicable bank on each Settlement Date is to be determined as follows: (a) if the volume-weighted average price per Share on the relevant valuation date, as reasonably determined by the applicable bank by reference to the Bloomberg Page “KWR <equity> AQR <Go>” (or any successor page thereto) (provided that, if such price is not so reported for any reason or is, in the applicable bank’s reasonable discretion, erroneous, a price determined by the applicable bank in good faith and a commercially reasonable manner) (the “Settlement Price”) is equal to or less than $158.00 per Share (the “Forward Floor Price”), QH Hungary will deliver to the applicable bank the Subject Number of Shares; (b) if the Settlement Price is between the Forward Floor Price and $189.25 per Share (the “Forward Cap Price”), QH Hungary will deliver to the applicable bank a number of Shares equal to the Subject Number multiplied by a fraction, the numerator of which is the Forward Floor Price and the denominator of which is the Settlement Price; and (c) if the Settlement Price is greater than the Forward Cap Price, QH Hungary will deliver to the applicable bank a number of Shares equal to the product of (i) the Subject Number and (ii) a fraction (A) the numerator of which is the sum of (x) the Forward Floor Price and (y) the Settlement Price minus the Forward Cap Price, and (B) the denominator of which is the Settlement Price.

On May 26, 2020, QH Hungary (i) pledged an additional 25,000 Shares to Citibank in connection with the Second Citi PVF Transaction and (ii) entered into the RBC PVF Security Agreement with RBC, pursuant to which 175,000 Shares were pledged to RBC and held at the RBC PVF Custodian to secure QH Hungary's obligations under the RBC Master Confirmation, as amended and supplemented from time to time by supplemental confirmations thereto, including the RBC Supplemental Confirmation.

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Item 7.	Material to be Filed as Exhibits.

Exhibit 99.1	Supplemental Confirmation No.2, dated May 26, 2020, by and among QH Hungary Holdings Limited and Citibank, N.A.
Exhibit 99.2	Master Terms and Conditions for Prepaid Variable Share Forward Transactions, dated May 26, 2020, by and between QH Hungary Holdings Limited and Royal Bank of Canada
Exhibit 99.3	Supplemental Confirmation, dated May 26, 2020, by and among QH Hungary Holdings Limited and Royal Bank of Canada

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated May 28, 2020

GULF HUNGARY HOLDING KORLÁTOLT FELELŐSSÉGŰ TÁRSASÁG

By:	/s/ Judit Rozsa
Name: Judit Rozsa
Title: Managing Director

By:	/s/ Michael Kelleher
Name: Michael Kelleher
Title: Director

QH HUNGARY HOLDINGS LIMITED

By:	/s/ Judit Rozsa
Name: Judit Rozsa
Title: Managing Director

By:	/s/ Michael Kelleher
Name: Michael Kelleher
Title: Director